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Securing personal & medical data points on the Blockchain to create unique NFTs!



THE
HYPERQUANTIFIED
ATHLETE &
Sports Non-fungible Token (NFT)
Apothēka

apotheka.co Los Angeles CA



Technology | Software | Entertainment | Black Founder | Minority Owned

OVERVIEW DETAILS UPDATES 17 WHAT PEOPLE SAY 69 ASK A QUESTION 42

LEAD INVESTOR

Brad Yasar

I believe in Apotheka's and Dennis' vision for EMR being easily shareable and accessible but patient governed. That is why I continue to support the Apotheka team in their journey to make that a reality. Great seasoned team, highly scalable, and timely project. We need to fix our broken healthcare system, and allowing patient-centric electronic medical records management is the first step towards that goal. So let's bring the innovation, the change we need ourselves, by supporting entrepreneurs working hard to make it a reality.

Highlights

1. Patent granted (No. 10.885.170) for securing and managing personal plus medical data on Blockchain
2. Contract phase with LA Clippers data management on Blockchain & NFTs development
3. On-boarding UCLA Collegiate athletes to manage performance data and create NFTs
4. NFT Market Surpassed $40 Billion in 2021, New Estimate Shows ~ Bloomberg 2022
5. Value bundle solution (Security/Encryption, Personal Validation, revenue cycle management)
6. Winners of Globant Awards 2021 - tech disruptors and innovators (USA & Canada)
7. Latest technology stack and security - Cloud, AI, IoT, & Blockchain
8. Our IP for managing personal IDs is industry agnostic can used in healthcare, sports, entertainment

Our Team



Dennis Maliani CEO

Dennis Maliani is the Founder of Apotheka Systems. His vast experience in the technology space spans 14 plus years at world class companies in various industries including healthcare, automotive, finance, media from startup to fortune 500 companies.

Most industries like healthcare are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad personal data leading to duplicate records, misidentification, misdiagnosis, billing errors and medical malpractice. All of which are extremely costly and potential detrimental to positive outcomes.



Luis Lopez COO

Luis Lopez has over 20 years of experience in professional consulting. He has been involved as a co-founder in two start-up companies, including Somega Healthcare Systems which was successfully sold.



Victor Pisacane CTO



Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing and delivering software products.

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The Opportunity With In The Problem

Apotheka's SaaS patented solution is decentralizing athletes personal and health data elements on a secure Ethereum Blockchain eco-system to facilitate the creation of sports NFTs (Non-Fungible Tokens).

In 2018, the North American sports market had a value of about 71.06 billion U.S. dollars. This figure is expected to rise to 83.1 billion by 2023.

Apotheka eco-system is industry agnostic that helps address the sports industry five key problem areas.

PROBLEM: Technology, Measurement, And The Business Of Sports

- Athletes Data Rights Management
- Regulations around sports
- New Ways To Experience Sports
- Security & Privacy
- Monetization

*According to IBM Security, the average cost of a U.S. healthcare data breach is now $15 million, and the FBI claims that COVID-19 cyber attacks spiked 400% during the pandemic.

Opportunity (Problem We're Resolving)

The Hyperquantified Athlete

" In 2018, the North American sports market had a value of about 71.06 billion U.S. dollars. This figure is expected to rise to 83.1 billion by 2023.

The market is composed of the segments gate revenues, media rights, sponsorships and merchandising ~ *Statista 2021*

NFT Market Surpassed $40 Billion in 2021, New Estimate Shows ~ *Bloomberg 2022*

Apotheka

Technology, Measurement, And The Business Of Sports

- Data Rights Management
- Regulations
- New Ways To Experience Sports
- Security & Privacy
- Monetization

The two way approach Apotheka has adopted to concurrently capture the market and resolve the problem

- The Hyperquantified Athlete
- Non-Fungible Tokens (NFTs)

A more secure SaaS digital industry agnostic solution

Apotheka integrates with business or clinical systems and transforms them into secure Blockchain ecosystems to facilitate personal data security, data integrity and interoperability, a turn-key blockchain module.

Our patented proprietary technology uses ironclad security, scalable distribution design of Blockchain, and AI technologies to solve "IT friction" points to enable patented six-way person profile validation on Blockchain.

Our phase one solution suite has allowed us to conduct paid pilots to validate data security, validation, interoperability and scalability of the platform.

First, we had to build health data platform as part of our phase one

To create a universal baseline of a person ID we collected identifiable information (Ex: name, date of birth etc.) and combined it with their bio-metric data points. Thereafter we integrated Blockchain to encrypt and hash the profiles and accompanying data.


4652528
Apotheka EMR Sandbox
*Sample Patient chart
Medical Record No 4652528

Wow! It worked!

A year and half in we officially launched our phase one platform to our supporters and technology community in Los Angeles.


Apothēka
Register Your Retina
Retina Scan Added to
patients PHI Profile
on the Blockchain



Our traction

Since launching phase one, we've provided our solutions to a number of clients and have signed multiple MOUs. Phase two we are raising funds to finalize our platform development and start on-boarding sports teams and athletes.

The Market & Business Model

Our Patent

We have a patent for six way person validation touch points in and outside a healthcare setting.

Use Case 1: The Hyperquantified Athlete

Use Case 2: Non-Fungible Tokens (NFTs)

Competitive Landscape

While there are a number of companies providing security and encryption services, Apotheka provides a turn-key blockchain module solution.

Our next steps

We are now activating our fundraising efforts through Wefunder so that we can start our marketing, client acquisition and finalizing phase two platform design.

We look forward to all of you joining us in building the next unicorn venture!

Downloads

Apotheka Sports NFT WeFunder Sports Clubs Presentation - Raise -2.5M.pdf